UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ULTRA PETROLEUM CORP.

(Exact name of registrant as specified in its charter)

Yukon, Canada	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

400 North Sam Houston Parkway E. Suite 1200 Houston, Texas	77060
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Shares, no par value	The NASDAQ Global Select Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None

Item 1.	Description of Registrant’s Securities to be Registered.

General

As previously reported, on April 29, 2016, Ultra Petroleum Corp. (the “Company”) and certain of its subsidiaries, including Keystone Gas Gathering, LLC, Ultra Resources, Inc., Ultra Wyoming, Inc., Ultra Wyoming LGS, LLC, UP Energy Corporation, UPL Pinedale, LLC, and UPL Three Rivers Holdings, LLC filed voluntary petitions for reorganization under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) in order to effectuate the Debtors’ Second Amended Joint Chapter 11 Plan of Reorganization, dated March 10, 2017 (the “Plan”).

On March 14, 2017, the Bankruptcy Court entered an order approving and confirming the Plan (the “Confirmation Order”), a copy of which was included as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2017 and which is incorporated herein by reference. On March 16, 2017, the Supreme Court of Yukon (the “Yukon Court”) issued an order recognizing the Plan and giving the Plan full force and effect in Canada pursuant to Section 49 of the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”), which order authorized, directed and permitted the Company to take all such steps and actions to implement the Plan (the “Plan Recognition Order”).

On April 12, 2017 (the “Effective Date”), the Company satisfied the conditions of the Confirmation Order and the Plan became effective in the United States and in Canada. On April 12, 2017, the Company arranged for Notice of the Effective Date to be filed with the Yukon Court, and in accordance with the Plan Recognition Order, the stay of proceedings in favor of the Company and the proceedings in Canada pursuant to the CCAA were terminated.

Pursuant to the Plan, on the Effective Date, the Company created and issued new common shares, no par value (the “Common Shares”). On the Effective Date, pursuant to the Plan, the Company issued an aggregate of approximately 195 million Common Shares. This registration statement registers under Section 12(b) of the Securities Exchange Act of 1934, as amended, the Common Shares issued pursuant to the Plan. The Company has applied to list the Common Shares on The NASDAQ Global Select Market under the symbol of “UPL.”

Also on the Effective Date, the Company filed Articles of Reorganization, which amended the Articles of Incorporation of the Company (as amended by the Articles of Reorganization, the “Articles”) with the Registrar of Corporations under the Business Corporations Act (Yukon) (the “YBCA”) and adopted the Amended and Restated Bylaw No. 1.

The following description of Common Shares does not purport to be complete and is subject to and qualified by the full terms of the Articles, a copy of which is attached to this registration statement as Exhibit 3.1 and incorporated herein by reference.

Authorized Capitalization

The Company’s authorized capital consists of 750,000,000 Common Shares and 10,000,000 preferred shares, no par value.

Common Shares

Voting Rights.

Holders of Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company (the “Shareholder Meeting”) and will have one vote for each Common Share held at all such meetings, except Shareholder Meetings at which only holders of another specified class of shares are entitled to vote separately. Our Shareholders do not have the right to cumulate their votes in the election of directors. There are no limitations on the right of non-resident or foreign owners to hold or vote Common Shares imposed by the YBCA or the Articles.

A resolution passed at the Shareholder Meeting by a majority of the votes cast by the shareholders who voted in respect of that resolution is required to appoint and to remove a director.

The vote of two additional directors selected in accordance with the Plan prior to the Effective Date will be required to approve any Material M&A Transaction (as defined in the Articles) during the two-year period beginning on the Effective Date.

Dividends.

Subject to the prior rights of the holders of any series of preferred shares that we may issue in the future and any other shares ranking senior to the Common Shares with respect to priority in the payment of dividends, the holders of Common Shares are entitled to receive dividends, as and when declared by our board of directors (the “Board”) out of moneys properly applicable to the payment of dividends, in such amount and in such form as the Board may from time to time determine. Any dividends declared shall be paid in equal amounts per share on all Common Shares outstanding. Our loan documents currently prohibit us from paying dividends on our Common Shares.

Liquidation.

In the event of the dissolution, liquidation or winding-up of our affairs, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, subject to the prior rights of the holders of any series of preferred shares that we may issue in the future and any other shares ranking senior to Common Shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of Common Shares are entitled to receive our remaining property and assets of the Company.

Fully Paid.

All outstanding Common Shares are fully paid and non-assessable.

Other Rights.

Holders of Common Shares have no redemption or conversion rights, preemptive or other rights to subscribe for our securities and are not entitled to the benefits of any sinking fund.

Preferred Shares

The Board is empowered to (i) authorize the issuance of 10,000,000 preferred shares without nominal or par value and (ii) determine, subject to the limitations in the Articles, the designation, rights, privileges, restrictions and conditions thereof, including the rate or rates, dividend rights, whether cumulative or non-cumulative or partially cumulative, the priorities, purchase for cancellation, retraction or redemption rights, the conversion rights, exchange rights, voting rights and the terms of any share purchase plan or sinking fund with respect thereto.

The issuance of preferred shares may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of Common Shares. At present, the Company has no plans to issue any preferred shares.

Anti-Takeover Provisions

There are provisions of our organizational documents or Yukon law that may hinder or impede take-over bids.

Board of Directors.

The Board shall consist of not less than one and not more than seven directors. As of the date of filing the Articles of Reorganization, the Board will be comprised of seven directors (the “Initial Slate”). Pursuant to the Articles, the directors may, between annual general meetings, appoint one or more additional directors, provided that the number of additional directors does not exceed one third of the number of directors who held office at the expiration of the last annual general meeting and that the total number of directors does not exceed the maximum number of directors fixed under the Articles.

Pursuant to the Articles and the Plan, the initial term for the Initial Slate shall be the longer of two years from the Effective Date, or until the election of their successor. At each annual meeting of shareholders that occurs after April 12, 2019, directors will be elected for a term of office to expire on the close of the next succeeding annual meeting of shareholders. As described above in “Common Shares—Voting Rights,” the affirmative vote of a majority of the votes cast by the shareholders is required to remove a director.

Preferred Shares.

The Articles authorize the issuance of preferred stock. As described above under “Preferred Shares,” the Board may, without shareholder approval, issue preferred shares with rights superior to the rights of the holders of Common Shares that could adversely affect the voting power of the holders of Common Shares.

Yukon Anti-Takeover Statutes.

In addition, under the YBCA, business combinations, including a merger, reorganization or the sale, lease, or other disposition of all or a substantial part of our assets, must be approved by a resolution passed by at least two-thirds of the votes cast by shareholders entitled to vote, and in limited circumstances, by each class or series of shares regardless of whether such shares have the right to vote. In some cases, it may be advantageous for an arrangement (which may include a business combination) to be approved by a Yukon court. Shareholders may also have a right to dissent from certain transactions, in which case, we must pay dissenting shareholders the fair value of their shares provided they have followed the required procedures.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Shares is Computershare Investor Services, Inc.

Listing

The Company has applied to list the Common Shares on The NASDAQ Global Select Market under the symbol of “UPL.”

Registration Rights Agreement

Pursuant to the Plan, on the Effective Date, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with (i) the holders of the Company’s outstanding Common Shares and senior notes, each existing prior to the Effective Date, receiving at least 10% or more of the Common Shares issued under the Plan or the rights offering conducted in accordance with the Plan, or that cannot be sold under Rule 144 without volume or manner of sale restrictions (the “Security Holders”) and (ii) parties to the Backstop Commitment Agreement between the Company and the parties set forth therein (together with the Security Holders, the “Holders”).

The Registration Rights Agreement requires the Company to file a shelf registration statement (the “Initial Shelf Registration Statement”) within 10 business days following the Effective Date that includes the Registrable Securities (as defined in the Registration Rights Agreement) whose inclusion has been timely requested, to the extent that the amount of such Registrable Securities does not exceed the amount as may be permitted to be included in such registration statement under the rules and regulations of the SEC and the applicable interpretations thereof by the SEC staff. The Registration Rights Agreement also provides the Holders the ability to demand registrations subject to certain requirements and exceptions.

Following the effectiveness of the Initial Shelf Registration Statement (including any substitute thereof), upon the demand of one or more Holders (the “Takedown Demand”), the Company will facilitate a shelf takedown off of such Initial Shelf Registration Statement by means of an underwritten public offering, provided that (i) the number of shares included in such Takedown Demand equal at least 20% of all Registrable Securities at such time or (ii) the Registrable Securities requested to be sold by the Holders in such takedown will have an anticipated aggregate gross offering price (before deducting underwriting discounts and commission) of at least $25.0 million. The Company will not be required to undertake more than three underwritten public offerings made pursuant to the Registration Rights Agreement in a 12-month period and to undertake an underwritten public offering if the Company has undertaken such offering, whether for its own account or pursuant to the Registration Rights Agreement, within 180 days preceding the date of the Takedown Demand.

In the event the Company proposes to file a registration statement or conduct a shelf takedown with respect to a public offering of Common Shares or any securities convertible or exercisable into Common Shares (other than registration on Form S-8, Form S-4 or another form not available for registering the Registrable Securities for sale to the public, a “Piggyback Registration”), the Company must notify all Holders of Registrable Securities of its intention to effect such Piggyback Registration within at least 10 business days before the anticipated filing date and include in such Piggyback Registration all Registrable Securities requested to be included therein, subject to customary underwriter cutbacks under the Registration Rights Agreements.

The Registration Rights Agreement includes customary indemnification provisions.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated by reference herein.

Item 2. Exhibits.

Exhibit Number	Name of Exhibit

2.1	Debtors’ Second Amended Joint Chapter 11 Plan of Reorganization (incorporated by reference to Exhibit A of the Order Confirming Debtors’ Second Amended Joint Chapter 11 Plan of Reorganization, filed as Exhibit 99.1 to the Current Report on Form 8-K filed by Ultra Petroleum Corp. on March 16, 2017).

3.1*	Articles of Reorganization of Ultra Petroleum Corp.

3.2*	Amended and Restated Bylaw No. 1 of Ultra Petroleum Corp.

10.1*	Registration Rights Agreement between Ultra Petroleum Corp. and certain holders identified therein.

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.

ULTRA PETROLEUM CORP.

Date: April 12, 2017	By:	/s/ Garrett B. Smith
	Name:	Garrett B. Smith
	Title:	Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Name of Exhibit

2.1	Debtors’ Second Amended Joint Chapter 11 Plan of Reorganization (incorporated by reference to Exhibit A of the Order Confirming Debtors’ Second Amended Joint Chapter 11 Plan of Reorganization, filed as Exhibit 99.1 to the Current Report on Form 8-K filed by Ultra Petroleum Corp. on March 16, 2017).

3.1*	Articles of Reorganization of Ultra Petroleum Corp.

3.2*	Amended and Restated Bylaw No. 1 of Ultra Petroleum Corp.

10.1*	Registration Rights Agreement between Ultra Petroleum Corp. and certain holders identified therein.

*	Filed herewith.